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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Cost U Less Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
221492101
(CUSIP Number)
John D. Delafield
Delafield Hambrecht, Inc.
701 Fifth Avenue, Suite 3800
Seattle, WA 98104
(206) 254-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	187,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BD

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		115,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		115,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	115,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Partners Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		112,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		112,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	112,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Delafield Hambrecht Micro-Cap Value Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	<0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: John D. Delafield

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		45,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		187,383

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		45,000

WITH	10	SHARED DISPOSITIVE POWER:

		187,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	232,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	221492101

1	NAMES OF REPORTING PERSONS: Colin M. Hutchinson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		5,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,300

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
This Amendment No. 2 supplements and amends the Schedule 13D dated November 1, 2005 and originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005 (the “Original Filing”) and amended pursuant to the Schedule 13D/A dated April 26, 2006 and filed with the Commission on May 1, 2006 (the “First Amendment”) and amended pursuant to the Schedule 13D/A dated January 23, 2007 and filed with the Commission on January 24, 2007 (the “Second Amendment”). The class of equity securities to which this statement relates is the shares of common stock held by the aforesaid reporting persons of Cost U Less Inc (the “Company”) whose principal executive offices are located at 3633 136th Place SE, Suite 110, Bellevue, WA 98006.
Item 2. Identity and Background.
The information contained in Item 2 of the First Amendment is hereby amended and restated as follows:
This Schedule 13D is filed by Delafield Hambrecht, Inc. (“DHI”), Delafield Hambrecht Partners, LLC (“DHP”), Delafield Hambrecht Partners Fund, LP (“DHPF”), Delafield Hambrecht Micro-Cap Value Fund, LP (“DHMV”), John D. Delafield, and Colin M. Hutchinson (collectively, “Holders”)
DHI is a Delaware corporation primarily engaged in providing investment banking services to companies located in the northwestern United States. DHI’s principal executive offices are located at 701 Fifth Avenue, Suite 3800, Seattle, Washington 98104. See Exhibit 7.1 for a schedule of DHI’s directors and officers.
DHP is the General Partner of DHPF and DHMV. DHP is wholly owned by DHI. DHP’s managing members include John D. Delafield and Andrew H. Lufkin. DHPF is managed by John D. Delafield. DHMV is managed by Andrew H. Lufkin.
Colin M. Hutchinson is a Principal with DHI and is a citizen of the United States of America. Colin M. Hutchinson disclaims beneficial ownership of all shares other than those owned directly by himself except to the extent of his pecuniary interest in DHI.
Together the aforesaid reporting persons are deemed to be the beneficial owners of an aggregate of 237,683 shares of the Common Stock of the Issuer (the “Shares”).
The Joint Filing Agreement attached to the Original Filing under Exhibit 7.2 has been terminated.
During the last five years, neither any person filing this report nor any member of any such person, as the case may be, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information contained in Item 3 of the First Amendment is hereby amended and restated as follows:
Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $1,548,111.82 was paid to acquire 237,683 shares of the Issuer.
Item 4. Purpose of Transaction.
The information contained in Item 4 of the First Amendment is hereby amended and restated as follows:
The securities covered by this Amendment No. 3 were acquired by each of the Holders for investment purposes.
The Holders have entered into an agreement with the Company in which the Holders and the Company agreed to the following:
1.	The Company will nominate John D. Delafield as a Class II director for election at the 2007 annual meeting, with a term expiring at the 2008 annual meeting, and will use its officers and directors to solicit proxies and vote such proxies for Mr. Delafield.

2.	The Company will submit a resolution to the shareholders at the 2007 annual meeting to amend its articles of incorporation to remove the requirement that a business combination be approved by at least 2/3 of outstanding common stock unless such transaction has been approved by a majority of continuing directors.

3.	Until December 31, 2007, Holders will support and vote their shares for the slate of directors nominated by the Company’s Board of Directors (the “Board”), and will not (i) propose any candidates for election to the Board or propose any other business at an annual meeting, (ii) present any proposals for inclusion in a Company proxy statement or conduct any proxy solicitations, or (iii) take any action with respect to the Company that involves making a public announcement or that could require the Company to make a public announcement regarding such action.

4.	As soon as practicable following the execution of this agreement, the Company will issue a press release describing the terms of this agreement and the Holders will file an amendment to its Schedule 13D reporting the entry into this agreement and amending applicable items to conform to its obligations under this agreement.

5.	The Holders covenant not to sue and fully release and discharge the Company and its directors and officers from any claims arising in respect of or in connection with the nomination and election of directors at the 2007 annual meeting and the other proposals contained in the notice related to the 2007 annual meeting.

6.	The holders represent and warrant that the execution, delivery and performance of the agreement by each member of Holders has been duly and validly authorized and constitutes a valid and binding obligation and agreement of each such Holder.
The Holders or any one of them, from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Holders will take such actions in the future as the Holders, or any one of them, may deem appropriate in light of the circumstances existing from time to time. If any such Holder believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s stock or otherwise, such Holder may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, a Holder may determine to dispose of some or all of the shares of Common Stock currently owned by such Holder or otherwise acquired by such Holders either in the open market or in privately negotiated transactions.
Except as otherwise disclosed in this Item 4, none of the Holders are a party to any agreements, beneficially or otherwise, that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the possible acquisition of the Issuer or shares of the Issuer, the Holders, or any one of the them, may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, or other third parties regarding such matters.
The Holders, or any one of them, reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.
Item 5. Interest in Securities of the Issuer.
The information contained in Item 5 of the First Amendment is hereby amended and restated as follows:
(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 237,683 shares, representing 5.91% of the 4,023,530 shares outstanding as reported in the Company’s most recent Form 10-Q for the quarterly period ended October 1, 2006.
The following sets forth the number of shares of Common Stock beneficially owned by each person listed in Item 2 above and the corresponding percentage of Issuer’s outstanding shares of Common Stock represented by that number:

DHI	187,383	4.7%

DHP	115,150	2.9%

DHPF	112,000	2.8%

DHMV	3,150	<0.1%

John D. Delafield	232,383	5.8%

Colin M. Hutchinson	5,300	0.1%
(b) Please see the information reported above.
(c) None of the Holders effected any transactions in the Company’s common stock in the last sixty days:
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Exhibit 7.4.
Item 7. Material to be Filed as Exhibits.
The information contained in Item 7 of the Original Filing is hereby amended and restated as follows:

Exhibit No.	Description
7.1	Schedule of directors and officers of DHI

7.2	Joint Filing Agreement* (terminated as of February 28, 2007)

7.3	Letter dated as of January 23, 2007 from the Chairman of DHI to the Chairman of Cost-U-Less, Inc.*

7.4	Agreement between Delafield Hambrecht, Inc. and its affiliates (“Delafield”) and Cost-U-Less, Inc. (the “Company”).

*	Previously filed.

CUSIP No.   221492101
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date

Signature

John D. Delafield, Chairman, CEO & President

CUSIP No.   221492101
EXHIBIT 7.1
Schedule of DHI’s officers and directors
John D. Delafield, Chairman, Chief Executive Officer and President Andrew H. Lufkin, Senior Managing Director and Chief Financial Officer Carol Black, Director of Finance and Operations and Corporate Secretary John Carleton, Director
The addresses for all of the above are 701 Fifth Avenue, Suite 3800, Seattle, WA 98104
All of DHI’s officers and directors are citizens of the United States of America.
During the last five years, none of DHI’s officers and directors has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

CUSIP No.   221492101
EXHIBIT 7.4
COST-U-LESS, INC.
3633 136th Place SE
Bellevue, Washington 98006

February 28, 2007
Mr. John D. Delafield
Mr. Andrew Lufkin
Mr. Colin Hutchinson
Delafield Hambrecht, Inc.
701 Fifth Avenue, Suite 3800
Seattle, WA 98104
Dear Messrs. Delafield, Lufkin and Hutchinson:
            The following sets forth the agreement between Delafield Hambrecht, Inc. and its affiliates (“Delafield”) and Cost-U-Less, Inc. (the “Company”):
1.	The Company will nominate John D. Delafield as a Class II director for election at the 2007 annual meeting, with a term expiring at the 2008 annual meeting, and will use its officers and directors to solicit proxies and vote such proxies for Mr. Delafield.

2.	The Company will submit a resolution to the shareholders at the 2007 annual meeting to amend its articles of incorporation to remove the requirement that a business combination be approved by at least 2/3 of outstanding common stock unless such transaction has been approved by a majority of continuing directors.

3.	Until December 31, 2007, Delafield will support and vote its shares for the slate of directors nominated by the Company’s Board of Directors (the “Board”), and will not (i) propose any candidates for election to the Board or propose any other business at an annual meeting, (ii) present any proposals for inclusion in a Company proxy statement or conduct any proxy solicitations, or (iii) take any action with respect to the Company that involves making a public announcement or that could require the Company to make a public announcement regarding such action.

4.	As soon as practicable following the execution of this agreement, the Company will issue a press release describing the terms of this agreement and Delafield will file an amendment to its Schedule 13D reporting the entry into this agreement and amending applicable items to conform to its obligations under this agreement.

5.	Delafield covenants not to sue and fully releases and discharges the Company and its directors and officers from any claims arising in respect of or in connection with the nomination and election of directors at the 2007 annual meeting and the other proposals contained in the notice related to the 2007 annual meeting.

6.	Delafield represents and warrants that the execution, delivery and performance of this agreement by each member of Delafield has been duly and validly authorized and constitutes a valid and binding obligation and agreement of each such member.

CUSIP No.   221492101
7.	The Company represents and warrants that the execution, delivery and performance of this agreement by the Company has been duly and validly authorized by the Board and constitutes a valid and binding obligation and agreement of the Company.

8.	Each of the Company and Delafield acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that Delafield, on the one hand, and the Company, on the other hand , shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party will not take action, directly or indirectly, in opposition to the moving party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Company and Delafield hereby agree to waive any requirements relating to the securing or posting of any bond in connection with seeking any remedy hereunder.

9.	This agreement contains the entire understanding of the parties hereto with respect to its subject matter and supercedes all prior and contemporaneous agreements, representations and understandings with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth herein, and each of the parties acknowledges that no other party, nor any agent or attorney of any other party, has made any promise, representation or warranty not contained herein. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Washington without reference to the conflict of laws principles thereof, and may be amended, modified or waived only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

Very truly yours,
COST-U-LESS, INC.

J. Jeffrey Meder
President and Chief Executive Officer
Accepted and agreed as of the date set forth above.
DELAFIELD HAMBRECHT, INC.
DELAFIELD HAMBRECHT PARTNERS, LLC
DELAFIELD HAMBRECHT PARTNERS FUND, LP
DELAFIELD HAMBRECHT MICRO-CAP VALUE FUND, LP

By: John D. Delafield

John D. Delafield

Andrew H. Lufkin

Colin M. Hutchinson